UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Sierra Oncology, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

82640U107
(CUSIP Number)

November 13, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82640U107
1	NAMES OF REPORTING PERSONS
Vivo Capital IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
12,989,610 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
12,989,610 (1)
	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,989,610 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.4% (2)
12	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	The number includes 12,989,610 shares of common stock, par value $0.01 per share (the “Common Stock”) of Sierra Oncology, Inc. (the “Issuer”), issuable upon the conversion of 4,287 share of Series A convertible voting preferred stock of the Issuer (“Series A Preferred Stock”), convertible within 60 days of November 13, 2019 (the “Reporting Date”), with each share of Series A Preferred Stock representing the right to convert into 3,030 shares of Common Stock; provided that the Series A Preferred Stock holder is prohibited from converting the Series A Preferred Stock, if after giving effect to such conversion, the Series A Preferred Stock holder, along with its affiliates, would beneficially own in excess of 9.99% of the Issuer’s outstanding shares of Common Stock, provided further that such limitation on conversion will automatically be adjusted to 19.99% with respect to any Series A Preferred Stock holder during the period that any employee, manager, partner, managing director or affiliate of such holder is then serving on the Issuer’s board of directors. The number excludes: (i) 12,989,610 shares of Common Stock issuable upon the exercise of 12,989,610 Series A warrants, and (ii) 4,286,571 shares of Common Stock issuable upon the exercise of 12,989,610 Series B warrants. The exercise of both Series A and Series B warrants are subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding shares of Common Stock. The shares of Series A Preferred Stock, the Series A warrants and the Series B warrants are held of record by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P.

(2)	Based on 386,778,283 shares of Common Stock of the Issuer outstanding (assuming the conversion of shares of Series A Preferred Stock issued in the underwitten offering to Common Stock), as disclosed in the prospectus supplement filed by the Issuer on November 7, 2019 with the Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b)(5), which forms part of the Issuer’s Registration Statement on Form S-3 (File No. 333-225650).

CUSIP No. 82640U107
1	NAMES OF REPORTING PERSONS
Vivo Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
58,215,390 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
58,215,390 (1)
	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,215,390 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.1% (2)
12	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	The number includes 58,215,390 shares of Common Stock of the Issuer, issuable upon the conversion of 19,213 share of Series A Preferred Stock, convertible within 60 days of the Reporting Date, with each share of Series A Preferred Stock representing the right to convert into 3,030 shares of Common Stock; provided that the Series A Preferred Stock holder is prohibited from converting the Series A Preferred Stock, if after giving effect to such conversion, the Series A Preferred Stock holder, along with its affiliates, would beneficially own in excess of 9.99% of the Issuer’s outstanding shares of Common Stock, provided further that such limitation on conversion will automatically be adjusted to 19.99% with respect to any Series A Preferred Stock holder during the period that any employee, manager, partner, managing director or affiliate of such holder is then serving on the Issuer’s board of directors. The number excludes: (i) 58,215,390 shares of Common Stock issuable upon the exercise of 58,215,390 Series A warrants, and (ii) 19,211,079 shares of Common Stock issuable upon the exercise of 58,215,390 Series B warrants. The exercise of both Series A and Series B warrants are subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding shares of Common Stock. The shares of Series A Preferred Stock, the Series A warrants and the Series B warrants are held of record by Vivo Opportunity Fund, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund, L.P.

(2)	Based on 386,778,283 shares of Common Stock of the Issuer outstanding (assuming the conversion of shares of Series A Preferred Stock issued in the underwitten offering to Common Stock), as disclosed in the prospectus supplement filed by the Issuer on November 7, 2019 with the SEC pursuant to Rule 424(b)(5), which forms part of the Issuer’s Registration Statement on Form S-3 (File No. 333-225650).

CUSIP No. 82640U107
1	NAMES OF REPORTING PERSONS
Vivo Ventures VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,468,270 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
5,468,270 (1)
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,468,270 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.4% (2)
12	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	The number includes (i) 2,438,270 shares of Common Stock of the Issuer, and (ii) 3,030,000 shares of Common Stock of the Issuer, issuable upon the conversion of 1,000 share of Series A Preferred Stock, convertible within 60 days of the Reporting Date, with each share of Series A Preferred Stock representing the right to convert into 3,033 shares of Common Stock; provided that the Series A Preferred Stock holder is prohibited from converting the Series A Preferred Stock, if after giving effect to such conversion, the Series A Preferred Stock holder, along with its affiliates, would beneficially own in excess of 9.99% of the Issuer’s outstanding shares of Common Stock, provided further that such limitation on conversion will automatically be adjusted to 19.99% with respect to any Series A Preferred Stock holder during the period that any employee, manager, partner, managing director or affiliate of such holder is then serving on the Issuer’s board of directors. The number excludes: (i) 3,030,000 shares of Common Stock issuable upon the exercise of 3,030,000 Series A warrants, and (ii) 999,900 shares of Common Stock issuable upon the exercise of 3,030,000 Series B warrants. The exercise of both Series A and Series B warrants are subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding shares of Common Stock. The shares of Series A Preferred Stock, the Series A warrants and the Series B warrants are held of record by Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P. Vivo Ventures VII, LLC is the general partner of Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P.

(2)	Based on 386,778,283 shares of Common Stock of the Issuer outstanding (assuming the conversion of shares of Series A Preferred Stock issued in the underwitten offering to Common Stock), as disclosed in the prospectus supplement filed by the Issuer on November 7, 2019 with the SEC pursuant to Rule 424(b)(5), which forms part of the Issuer’s Registration Statement on Form S-3 (File No. 333-225650).

Item 1. (a)	Name of Issuer:

Sierra Oncology, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2150 – 885 West Georgia Street, Vancouver, British Columbia, Canada

Item 2. (a)	Name of Person Filing:

This Schedule 13G is filed jointly by Vivo Capital IX, LLC, Vivo Opportunity, LLC and Vivo Ventures VII, LLC. Vivo Capital IX, LLC, Vivo Opportunity, LLC and Vivo Ventures VII, LLC have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of Principal Business Office or, if None, Residence:

192 Lytton Avenue, Palo Alto, CA 94301

(c)	Citizenship:

Vivo Capital IX, LLC is a Delaware limited liability company.

Vivo Opportunity, LLC is a Delaware limited liability company.

Vivo Ventures VII, LLC is a Delaware limited liability company.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

82640U107

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: ________________

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

(1) Vivo Capital IX, LLC

The 12,989,610 shares of Common Stock, issuable upon the conversion of 4,287 share of Series A Preferred Stock, are held of record by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P. The voting members of Vivo Capital IX, LLC are Frank Kung, Albert Cha, Shan Fu, Edgar Engleman and Chen Yu, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(2) Vivo Opportunity, LLC

The 58,215,390 shares of Common Stock, issuable upon the conversion of 19,213 share of Series A Preferred Stock, are held of record by Vivo Opportunity Fund, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund, L.P. The voting members of Vivo Opportunity, LLC are Albert Cha, Gaurav Aggarwal, Shan Fu, Frank Kung and Michael Chang, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(3) Vivo Ventures VII, LLC

The (i) 2,438,270 shares of Common Stock, and (ii) 3,030,000 shares of Common Stock, issuable upon the conversion of 1,000 share of Series A Preferred Stoc, are held of record by Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P. Vivo Ventures VII, LLC is the general partner of Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P. The voting members of Vivo Ventures VII, LLC are Frank Kung, Albert Cha, Edgar Engleman, Chen Yu and Shan Fu, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(b)	Percent of class:

Vivo Capital IX, LLC: 3.4%

Vivo Opportunity, LLC: 15.1%

Vivo Ventures VII, LLC: 1.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Vivo Capital IX, LLC: 12,989,610 shares

Vivo Opportunity, LLC: 58,215,390 shares

Vivo Ventures VII, LLC: 5,468,270 shares

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:

Vivo Capital IX, LLC: 12,989,610 shares

Vivo Opportunity, LLC: 58,215,390 shares

Vivo Ventures VII, LLC: 5,468,270 shares

(iv)	Shared power to dispose of or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vivo Capital IX, LLC

November 25, 2019
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)

Vivo Opportunity, LLC

November 25, 2019
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)

Vivo Ventures VII, LLC

November 25, 2019
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)